SPECTRUM
SIGNAL PROCESSING

F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing to Transfer Listing from NASDAQ National Market to NASDAQ SmallCap Market

Burnaby, B.C., Canada – April 24, 2003 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) today announced that NASDAQ has approved its application to transfer the Company's share listing from the NASDAQ National Market to the NASDAQ SmallCap Market. The move will take effect at the start of trading on April 28, 2003.

On March 21, 2003, Spectrum issued a news release stating that it had received notice from NASDAQ that it had not met the minimum stockholders' equity continued listing requirement for the National Market. In response, Spectrum submitted a plan to NASDAQ outlining how it would increase its stockholders' equity in order to meet the continued listing requirement. NASDAQ Staff did not accept Spectrum's plan due to the Company's proposed compliance timeframe.

Spectrum has chosen to transfer its listing to the NASDAQ SmallCap market rather than request a hearing before a NASDAQ Listing Qualifications Panel to review NASDAQ Staff's determinations.

"Spectrum's compliance plan was based on earnings performance and as a result, the Company's proposed compliance date was beyond the 60-day period generally required by NASDAQ," stated Pascal Spothelfer, President and CEO of Spectrum. "We did not want to pursue other alternatives to gaining stockholders' equity compliance, such as raising equity capital, as this would result in increased shareholder dilution."

Mr. Spothelfer added, "Spectrum's move to the NASDAQ SmallCap Market should be transparent to our retail and institutional shareholder base as our ticker symbol will not change and our market makers are not expected to change. We also expect that investors will have the same on-line and print access to Spectrum share trading information as they currently do."

As a result of its transfer to the NASDAQ SmallCap Market, Spectrum has until May 19, 2003 to comply with the SmallCap Market $1.00 minimum closing bid price requirement. An additional 180-day extension would be granted by NASDAQ if necessary, provided that Spectrum meets the other initial SmallCap Market listing criteria.

The NASDAQ SmallCap Market is fully automated, and provides real-time trade reporting and a marketplace for over 800 companies. With the introduction of the NASDAQ SuperMontage ℠ trading system in 2002, securities listed on both the NASDAQ National Market and NASDAQ SmallCap Market share a unified, more liquid and transparent order entry system.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs and cellular base

stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs™ and *flex*Comm product lines is available at www.spectrumsignal.com

This news release contains forward-looking statements related to Spectrum's NASDAQ listing. The statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time-to-time in other filings. Actual results may differ materially form those projected. These forward-looking statements represent the company's judgment as of the date of this report and the company may or may not update these forward-looking statements in the future. Readers are referred to Spectrum's assumptions and risk factors set out in the most current Form 20F filed with the Securities and Exchange Commission and the Annual Information Form filed with the British Columbia Securities Commission.

SM SuperMontage is a service mark of NASDAQ

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Spectrum Contact:

Liza Aboud
Phone: 604-421-5422 ext. 152
E-mail: liza_aboud@spectrumsignal.com